OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vex Securities,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West San Carlos Street suite 600
(No. and Street)

San Jose	California	95110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jocyline Carrena	212-668-8700	Jcarrena@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Crossman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vex Securities, LLC, as of 06/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Vex Securities, LLC

Annual Audit Report

For the 18-month span from January 1, 2025, to June 30, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document

Vex Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operation	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplemental Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	12
Review Report of Independent Registered Public Accounting Firm	13
SEA Rule 15c3-3 Exemption Report	14

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vex Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vex Securities, LLC as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the 18 month period ended in June 30, 2026, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vex Securities, LLC as of June 30, 2026, and the results of its operations and its cash flows for the 18 month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vex Securities, LLC's management. Our responsibility is to express an opinion on Vex Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vex Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Vex Securities, LLC's financial statements. The supplemental information is the responsibility of Vex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Vex Securities, LLC's auditor since 2024.
Walnut Creek, California
August 25, 2026

Vex Securities, LLC

Statement of Financial Condition
June 30, 2026

Assets

Cash	$	56,523
Other assets		1,610
Total assets	$	58,133

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,000
Due to parent		10,538
Total liabilities	$	15,538
Member's equity		42,595
Total liabilities and member's equity	$	58,133

The accompanying notes are an integral part of these financial statements.

Vex Securities, LLC

Statement of Operation
For the 18-month span from January 1, 2025, to June 30, 2026

Operating expenses:	
Compensation and benefits	262,105
Professional fees	127,323
Software data and technology	79,032
Marketing expenses	45,500
Occupancy expense	22,293
Regulatory fees	15,549
Travel and entertainment	8,562
Other expenses	3,895
Total operating expenses	**564,259**
Net loss	**$ (564,259)**

The accompanying notes are an integral part of these financial statements.

Vex Securities, LLC

Statement of Changes in Member's Equity
For the 18-month span from January 1, 2025, to June 30, 2026

Balance, January 1, 2025	$ 57,799
Contributions of capital	549,055
Net loss	(564,259)
Balance, June 30, 2026	**$ 42,595**

The accompanying notes are an integral part of these financial statements.

Vex Securities, LLC

Statement of Cash Flows
For the 18-month span from January 1, 2025, to June 30, 2026

Cash Flows from Operating Activities	
Net loss	$ (564,259)
Adjustments to reconcile net loss to net cash used in operating activities:	
Debt forgivenss from Parent	544,055
(Increase) decrease in:	
Other assets	(1,127)
Increase (decrease) in:	
Accounts payable & accrued expenses	5,000
Due to parent	10,538
Net Cash Used in Operating Activities	(5,793)
Cash Flows from Financing Activities	
Contributions of capital	5,000
Net Cash Provided by Financing Activities	5,000
Net Decrease in Cash	(793)
Cash at Beginning of Period, January 1, 2025	57,316
Cash at End of Period, June 30, 2026	$ 56,523
Supplemental Disclosures of Non-Cash Financing Activities:	
Debt forgiveness by the Parent	$ 544,055

The accompanying notes are an integral part of these financial statements.

Vex Securities, LLC

Notes to Financial Statements
For the 18-month span from January 1, 2025, to June 30, 2026

1. Organization and Description of Business:

VEX Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of VEX Holdings, Inc. (the "Parent"), its sole member. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company operates an Alternative Trading System ("ATS") for digital asset securities transactions in accordance with the four-step framework established by the SEC and FINRA.

The Company does not carry customer accounts and does not receive, hold, or owe customer funds or securities, either directly or indirectly. Customer transactions are self-cleared through a separate account, and the Company does not maintain possession or control of customer securities or funds. Accordingly, the Company operates under the exemption provided by Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934 and is exempt from the requirements of Rule 15c3-3.

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States (“GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the eighteen months from January 1, 2025, to June 30, 2026. Actual results could differ from those estimates.

Concentration of Credit Risk:
Cash and cash equivalents include deposit accounts at two banks, with deposits insured by the FDIC up to $250,000. The Company faces potential credit risk for funds exceeding these insurance limits. To mitigate this, the Company maintains cash balances with reputable financial institutions. As of June 30, 2026, the Company's cash balances at various banks do not exceed FDIC insurance limits.

Cash and Cash Equivalents:
Cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased. The Company also considers demand deposits held at financial institutions to be cash equivalents. As of June 30, 2026, the Company had no cash equivalents.

Accounts receivable are recorded at gross value without deduction for estimated credit losses. Management reviews trade accounts receivable annually to evaluate collectability and assess the need for an allowance for doubtful accounts. No collateral is held as security for accounts receivable, and interest is not charged or accrued on outstanding balances.

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

As of June 30, 2026, there are no outstanding receivables, so no allowance for doubtful accounts is required.

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company characterizes its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

2. Summary of Significant Accounting Policies, Continued:

Fair Value Measurements, Continued:
Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

As of June 30, 2026, the Company does not hold any securities.

Correction of Immaterial Errors in Prior Period Balances
The Company identified errors in previously recorded data that affected the beginning retained earnings. These errors are deemed immaterial, and prospective adjustments have been made to update the entries.

Income Taxes:
The Company, with the consent of its member has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes.

In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainly in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass- through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2020.

Revenue from contracts with customers:
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606).
Accounting Standards Codification (ASC) 606 provides businesses with universal approach to recognize income. The ASC 606 standards affect pricing and customer contracts for both private and public businesses and describe how to recognize the revenue from those contracts. The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

2. Summary of Significant Accounting Policies, Continued:

Revenue from contracts with customers, Continued:
Costs to Obtain or Fulfill a Contract with a Customer

The Company provides placement services related to capital raising activities. Revenue for placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are nonrefundable and recognized upon execution of the contract.

Consulting income received from customers are recognized at a point in time when the services are completed.

Significant Judgements

Revenue from contracts with customers includes placement fees, retainer income, and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and sets a limit on the ratio of aggregate indebtedness to net capital, both as defined, at 15 to 1. As of June 30, 2026, the Company had net capital of $40,984, which was $35,984 above its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was 37.91%.

4. Related Party Transactions:

The Company is party to an Expense Sharing Agreement with its parent company, Vex Holdings, Inc., under which certain operating expenses are allocated to the Company. For the period from January 1, 2025 through June 30, 2026, the Company was allocated expenses totaling $513,677, consisting of $22,293 for rent, $264,709 for salaries and related costs, $82,785 for professional fees, $8,562 for travel and entertainment, $76,492 for software and technology, $45,500 for marketing, and $13,336 for other operating expenses. These allocated costs are included in the accompanying Statement of Operations.

As of June 30, 2026, the Company had $10,538 due to its parent company, Vex Holdings, Inc. During the period from January 1, 2025, through June 30, 2026, Vex Holdings, Inc. forgave $544,055 of indebtedness owed by the Company, which was accounted for as a non-cash capital contribution and recorded as additional paid-in capital. In addition, the Company received cash capital contributions from Vex Holdings, Inc. totaling $5,000 during the period.

5. Business Concentrations:

From January 1, 2025, to June 30, 2026, the firm had no revenue. The firm plans to continue its efforts to develop an operational Alternative Trading System (ATS) and pursue future business activities related to that platform.

6. Commitments and Contingencies:

As of June 30, 2026, the Company had no significant commitments, guarantees, or contingencies, and was not involved in any ongoing or threatened litigation, arbitration, regulatory actions, or other claims that management believes could lead to a material loss or future liability.

7. Subsequent Events:

The Company evaluated subsequent events and transactions that occurred through August 25, 2026, the date the financial statements were available to be issued. Based on this evaluation, the Company determined that there were no subsequent events requiring recognition, adjustment, or disclosure in the accompanying financial statements.

8 . Management Plan:

From January 1, 2025, to June 30, 2026, the Company operated as a broker/dealer. During this period, it reported a net loss of ($564,259), and the parent company provided additional funding, though the exact amount is not specified. The parent company intends and is capable of providing ongoing financial support to the Company for the next twelve months.

9. Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer comprising several classes of services, including investment banking fees and private placement. The Company has identified its Chief Executive Officer ("CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the business results, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits and paying distributions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole.

The accounting policies used to measure the segment's profit and loss are the same as those described in the summary of significant accounting policies (Note 2). The measure of segment assets is reported on the Statement of Financial Condition as total assets. All revenue and expenses reported on the Statement of Income are considered a single segment, including compensation and benefits, professional fees, occupancy, and data and technology, and are regularly reviewed by the CODM.

Vex Securities, LLC
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2026

Member's Equity	$	42,595
Deductions: nonallowable assets		
Other assets		(1,610)
Total nonallowable assets		(1,610)
Net capital		40,984
Net capital required	$	5,000
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,036 or $5,000, whichever is greater		5,000
Excess net capital	$	35,984
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	34,984
Aggregate indebtedness:		
Total aggregate indebtedness	$	15,538
Percentage of aggregate indebtedness to net capital		37.91%

Reconciliation with Company's Net Capital Computation
Included in part II of Form X-17A-5 as of June 30, 2026

There are no material differences between the amounts presented above and the amounts reported on the Company's amended FOCUS report as amended on August 25, 2026.

Vex Securities, LLC

For the 18-month span from January 1, 2025, to June 30, 2026

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company qualifies for the exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of SEC Release No. 34-70073, which adopted amendments to 17 C.F.R. §240.17a-5 ("Non-Covered Firm"), because its business activities are limited to advisory services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the eighteen months from January 1, 2025, to June 30, 2026.

See Report of Independent Registered Public Accounting Firm

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vex Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Vex Securities, LLC (the Company) does not claim an exemption from the provisions of Rule 15c3-3 under paragraph (k) of 17 CFR § 240.15c3-3. (2) The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073, which adopted amendments to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5). The Company operates an Alternative Trading System ("ATS") for Digital Asset Securities Transactions in accordance with the four step process outlined in the joint statement issued by the SEC and FINRA regarding the operation of an ATS for digital asset securities. Throughout the period from January 1, 2025, through June 30, 2026, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe customer funds or securities; (2) did not carry customer accounts; and (3) did not carry PAB accounts, as defined under SEC Rule 15c3-3.

Vex Securities, LLC's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vex Securities, LLC's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 25, 2026

Vex Securities, LLC
SEA Rule 15c3-3 Exemption Report
For the 18-month span from January 1, 2025, to June 30, 2026

Vex Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company does not claim an exemption from the provisions of Rule 15c3-3 under paragraph (k) of 17 CFR § 240.15c3-3.

(2) The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073, which adopted amendments to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5). The Company operates an Alternative Trading System ("ATS") for Digital Asset Securities Transactions in accordance with the four-step process outlined in the joint statement issued by the SEC and FINRA regarding the operation of an ATS for digital asset securities.

Throughout the period from January 1, 2025, through June 30, 2026, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe customer funds or securities; (2) did not carry customer accounts; and (3) did not carry PAB accounts, as defined under SEC Rule 15c3-3.

Vex Securities, LLC

I, John Crossman, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: ______________________

Date: 8/26/2026